UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:




      [ ]  Rule 13d-1(b)

      [ ]  Rule 13d-(c)

      [X]  Rule 13d-1(d)








--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)


            Andre Imbeau

2           Check the Appropriate Box If a Member of a Group           (a) |_|
            (See Instructions)                                         (b) |X|


3           SEC Use Only


4           Citizenship or Place of Organization


            Canada

                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  4,839,199
        Owned by
          Each
       Reporting          6         Shared Voting Power
         Person
          With
                                    0

                          7         Sole Dispositive Power


                                    548,481

                          8         Shared Dispositive Power


                                    4,290,718


9           Aggregate Amount Beneficially Owned by Each Reporting Person


            4,839,199

10 Check If the Aggregate Amount in Row (9) Excludes Certain Shares |X| (See Instructions)


11          Percent of Class Represented by Amount in Row (9)


            1.3%

12          Type of Reporting Person (See Instructions)


            IN

Item 1(a).        Name of issuer:

              CGI Group Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a).        Name of Person Filing:

              Andre Imbeau

Item 2(b).        Address of Principal Offices or, if None, Residence:

              c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c).        Citizenship:

              Canada

Item 2(d).        Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e).        CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:


         (a)    [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act;

         (b)    [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)    [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

         (d)    [ ]   Investment company registered under Section 8 of the
                      Investment Company Act;

         (e)    [ ]   An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

         (f)    [ ]   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

         (g)    [ ]   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

         (h)    [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)    [ ]   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

         (j)    [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

     The holdings reported herein are stated as of December 31, 2003. Mr. Imbeau may be deemed to have been the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

     (a) Amount beneficially owned:     4,839,199  shares  (including  4,290,718
                                        shares   issuable  upon   conversion  of
                                        4,221,165 of the issuer's Class B Shares
                                        (multiple  voting)  and  69,553  Class B
                                        Shares (multiple voting) issuable upon exercise of warrants exercisable within
                                        60 days of December 31, 2003 and 329,250 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2003).

                                        By virtue of the  Agreement  dated  July
                                        24, 2003 among the issuer,  BCE Inc. and
                                        the other parties  thereto,  the parties
                                        to such  agreement  may be  considered a
                                        "group"  under  Rule  13d-5  and,  as  a
                                        result,  Mr. Imbeau may be considered to
                                        be  the   beneficial   owner  of  shares
                                        beneficially  owned by Serge Godin, Jean
                                        Brassard and BCE Inc. As of December 31,
                                        2003,

                                              (i)   Mr. Godin was  understood to
                                                    be the  beneficial  owner of
                                                    29,826,930 shares (including
                                                    28,676,729  shares  issuable
                                                    upon      conversion      of
                                                    28,216,507  of the  issuer's
                                                    Class  B  Shares   (multiple
                                                    voting) and 460,222  Class B
                                                    Shares   (multiple   voting)
                                                    issuable  upon  exercise  of
                                                    warrants  exercisable within
                                                    60 days of December 31, 2003
                                                    and 576,238 shares  issuable
                                                    upon the exercise of options
                                                    exercisable  within  60 days
                                                    of December 31, 2003);

                                              (ii)  Mr. Brassard was  understood
                                                    to  be  the beneficial owner
                                                    of     1,652,638      shares
                                                    (including 1,361,190  shares
                                                    issuable upon  conversion of
                                                    1,334,496 of  the   issuer's
                                                    Class  B  Shares   (multiple
                                                    voting) and 26,694 Class   B
                                                    Shares   (multiple   voting)
                                                    issuable  upon  exercise  of
                                                    warrants  exercisable within
                                                    60 days of December 31, 2003
                                                    and 58,000 shares   issuable
                                                    upon the exercise of options
                                                    exercisable  within  60 days
                                                    of December 31, 2003); and

                                              (iii) BCE Inc. was  understood  to
                                                    be the  beneficial  owner of
                                                    120,028,400           shares
                                                    (including  4,005,589 shares
                                                    receivable upon the exercise
                                                    of   warrants    exercisable
                                                    within  60 days of  December
                                                    31, 2003).

                                        Mr.    Imbeau    disclaims    beneficial
                                        ownership of such shares.

     (b) Percent of class:              1.3% (39.3% including shares as to which
                                        beneficial ownership is disclaimed, as described above)

     (c) Number of shares as to which such person has:

     (i)   Sole power to vote or direct the vote:               4,839,199 shares

     (ii)  Shared power to vote or direct the vote:                     0 shares

     (iii) Sole power to dispose or to direct the disposition of: 548,481 shares

     (iv)  Shared power to dispose or to direct the disposition
              of:                                               4,290,718 shares

Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Imbeau's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.       Identification and Classification of Members of the Group.

     Not applicable.

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.      Certification.

     Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 13, 2004
                                      ---------------------
                                             (Date)

                                      /s/ Andre Imbeau
                                      ---------------------
                                             (Signature)


                                         Andre Imbeau
                                         (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)